WWBROADCAST.NET INC.
                      Suite 2200 - 885 West Georgia Street
                           Vancouver, British Columbia
                                 Canada V6C 3H1

July  21,  2000

Securities  &  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     Re:     Registrant:    wwbroadcast.net  inc.
             File  No:      333-41516
             CIK:           0001101204
             Form  Type:    S-4
             Filing  Date:  July  14,  2000

Ladies  and  Gentlemen:

     The statement regarding the delay of the effective date as provided by Rule 473 under the Securities Act of 1933 was inadvertently omitted from the cover page of the Registration Statement on Form S-4 referred to above. Please consider this letter as an amendment pursuant to Rule 473 by including the following:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     If  you  have  any  comments,  please  contact  the  undersigned.

          Yours  very  truly,

          WWBROADCAST.NET  INC.

          By:

          /s/  Kirk  Exner

          Kirk  Exner
          President  and  CEO